

June 14, 2013

Via E-mail
Lauren Goldberg
Executive Vice President and General Counsel
Revlon Consumer Products Corporation
237 Park Avenue, 14th Floor
New York, New York 10017

> **Re:** **Revlon Consumer Products Corporation**
> **Registration Statement on Form S-4**
> **Filed May 20, 2013**
> **File No. 333-188713**

Dear Ms. Goldberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the New Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). *See also* Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please disclose, wherever you describe the guarantees throughout this prospectus, that the guarantees are full and unconditional subject to certain release provisions, that your subsidiaries are 100% owned, and that the guarantees are joint and several. Please refer to Rule 3-10 of Regulation S-K.

Prospectus Cover Page

3. Please revise the cover page to reflect that you are also registering the guarantees since the guarantees constitute a separate security. Please refer to Item 501(b)(2) of Regulation S-K.

The Exchange Offer, page 96

Terms of the Exchange Offer; Period for Tendering Old Notes, page 96

4. We note your statement in the third paragraph under this heading that "[a]ny Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the Exchange Offer." Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document as necessary.

5. We note your reservation, in the final paragraph under this heading, of the right to amend the Exchange Offer. Please revise to indicate that in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Procedures for Tendering the Old Notes, page 96

6. You state that you or the exchange agent will determine in your "sole discretion" questions as to the validity, form, eligibility (including time of receipt) and acceptance of the Old Notes tendered for exchange and that your interpretation of the terms and conditions of the Exchange Offer will be final and binding on all parties. We note similar language in paragraph (c) under the heading "Conditions to the Exchange Offer" on page 99. Please revise your disclosure to include an objective standard for the determination of whether a condition has been satisfied.

Conditions to the Exchange Offer, page 99

7. We note your disclosure that you are not required to accept Old Notes or issue New Notes if specific conditions occur prior to acceptance of such Old Notes. All offer conditions, except those related to government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Future Subsidiary Guarantors; Releases of Subsidiary Guarantees, page 126

8. We note the subsidiary guarantor release provisions listed on pages 126-127, and in particular the second, eighth and ninth release provisions in the list. Given these release provisions, please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees as required to rely on Rule 3-10 of Regulation S-X.

Undertakings

9. Please include the undertakings in Items 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Exhibit 5

10. We note the opinion of counsel that the "Exchange Note Certificate" will constitute a valid and binding obligation of the company. Please have counsel revise its opinion to opine that the Exchange Notes are binding obligations of the company.

11. We note the qualifications in paragraphs (b) and (c) on the bottom of page three and the assumptions listed in the first paragraph on page four of your legal opinion. Please either remove these qualifications and assumptions or advise us as to their necessity in issuing the legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Leland Benton, Staff Attorney, at 202-551-3791 or Erin Jaskot, Staff Attorney, at 202-551-3442 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Stacy J. Kanter (*Via E-mail*)
       Skadden, Arps, Slate, Meagher & Flom LLP